August 27, 2007

Andrew Mew
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A. Form 20-F for Fiscal Year ended December 31, 2006 Filed June 21, 2007 File No. 1-13882

Dear Mr. Mew:

Thank you very much for your letter dated August 23, 2007, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

We hereby confirm that we will submit our responses to the Staff’s comments on the 2006 Form 20-F on or before September 20, 2007.

We would like to express our appreciation for your cooperation.  Please do not hesitate to contact our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886) or the undersigned to discuss any questions or comments.

Very truly yours,

/s/ Enrico Parazzini
Enrico Parazzini Chief Financial Officer

cc:	Jeffrey M. Oakes Davis Polk & Wardwell